Arbor Realty Trust, Inc.

333 Earle Ovington Boulevard, Suite 900

Uniondale, New York 11553

July 25, 2013

VIA EDGAR

Mr. Tom Kluck, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:                             Arbor Realty Trust, Inc.

Registration Statement on Form S-3

Filed June 21, 2013

File No. 333-189532

Dear Mr. Kluck:

On behalf of Arbor Realty Trust, Inc., a Maryland corporation (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement filed with the Commission on June 21, 2013.

The changes reflected in the Amendment include those made in response to the comments of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter, dated July 9, 2013 (the “Comment Letter”).  The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Registration Statement on Form S-3

Exhibits

1.                                      We note that you have incorporated exhibit 5.2 by reference.  Please note that a legal opinion would be required for the securities included in this registration statement, and thus, a prior opinion could not be incorporated by reference.  Please revise accordingly or advise.

RESPONSE:  The Company has included as exhibit 5.2 to the Amendment the legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP, dated July 25, 2013.

2.                                      We note that you have incorporated exhibits 25.1 and 25.2 by reference.  Please note that Form T-1 may not be incorporated by reference because the Form T-1 requires more recent information.   Please refer to Trust Indenture Act of 1939 Company and Disclosure Interpretation 108.02.  Please file updated Form T-1s.

RESPONSE: Pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, the Company will designate the trustee under each of its Senior Debt Indenture and Subordinated Debt Indenture on a delayed basis and file updated Form T-1s under the electronic form type 305B2, if applicable.

*              *              *              *

Acknowledgment Statement

The Company acknowledges that:

•             the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•             Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•             the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact the undersigned at (516) 506-4590.

Very truly yours,

By:	/s/ John Bishar
Name:	John Bishar
Title:	General Counsel

cc:                                Stacie Gorman

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

David B. Goldschmidt, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP